WESTMORELAND COAL COMPANY 2nd Floor, 2 North Cascade Avenue, Colorado Springs, CO 80903 Phone: (719) 442-2600 • Fax: (719) 448-8098
September 8, 2009
Ms. Tracie Towner
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:	WESTMORELAND COAL COMPANY Form 10-K for Fiscal Year Ended December 31, 2008 Filed March 13, 2009 File No. 001-11155
Dear Ms. Towner:
Set forth below are the responses of Westmoreland Coal Company (the “Company”) to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), which were set forth in your letter dated August 27, 2009, regarding the above-referenced document.
The Staff’s comments, indicated in bold, are followed by the Company’s responses.
1.
We note your disclosure stating that it was not practicable to estimate the fair value of your convertible debt as of December 31, 2008 because you have not yet obtained or developed a valuation model. Please identify any unique provisions of your debt which you believe make estimating fair value impractical, and explain how each precludes knowledge of the basic factors utilized in estimating fair value. Otherwise, we would expect you to provide the fair value disclosure prescribed under SFAS 107.

During the preparation of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”), we requested a valuation of our convertible debt from the independent provider of fair value estimates for our other debt instruments. After initially accepting the request, the firm contacted us shortly before the Form 10-K deadline to notify us that due to the current fluctuations in debt markets and the conversion feature contained in the notes, they could not provide us with an estimate. We quickly sought other sources to provide a fair value for the convertible debt, but were unable to engage someone who could provide the information prior to our filing deadline. As a result, we did not include an estimate of the fair value of the Company’s convertible debt in our Form 10-K.

Ms. Tracie Towner
Securities and Exchange Commission

During the first quarter of 2009, the Company adopted EITF 07-5, Determining Whether an Instrument (or Embedded Feature) is Indexed to a Company’s Own Stock, and was required to separate the value of our debt instrument’s convertible feature from the value of the debt. In order to meet this requirement, the Company located and engaged a provider to develop a valuation model, which would estimate the fair value of both the debt and the conversion feature. This independent valuation estimated the fair value of the Company’s convertible debt instrument (including the conversion feature) to be $17,525,000 as of December 31, 2008.
The $1.7 million difference between the estimated fair value and the $15.8 million carrying value of the convertible debt represents less than 1% of the total carrying value of our fixed rate debt. As such, a reasonable investor would likely not be impacted by the failure to disclose the fair market value of this debt in the Form 10-K. We also note that the Company’s Form 10-K disclosure includes the fair market value for substantially all of the Company’s outstanding fixed rate debt. We do not believe that the judgment of a reasonable investor relying upon our consolidated financial statements as reported in the Form 10-K will be changed or influenced by the inclusion of this item through the filing of an amended Form 10-K for 2008. Additionally, while we did not disclose the year-end valuation for the convertible debt in our first or second quarter 2009 Form 10-Q filings, we plan to disclose the December 31, 2008 valuation for this debt in our third quarter 2009 Form 10-Q, expected to be filed by November 6, 2009.
The disclosure in our third quarter Form 10-Q would be as follows:
The estimated fair values of the Company’s long-term debt with fixed interest rates at December 31, 2008 and September 30, 2009, are as follows (in thousands):

	Carrying Value	Fair Value
December 31, 2008	$220,020	$198,126
September 30, 2009	xxx,xxx	xxx,xxx
2.
We note you have disclosed the conclusion of your principal officers on the effectiveness of your disclosure controls and procedures as of the end of the period covered by your report, as required by Item 307 of Regulation S-K. However, you are also required to disclose the conclusion of your principal officers on the effectiveness of your internal control over financial reporting as of the end of your fiscal period in your Management’s Report on Internal Control over Financial Reporting, in accordance with Item 308(a)(3) of Regulation S-K. Please revise your disclosure accordingly.

In the Form 10-K, we filed our Management’s Report on Internal Control over Financial Reporting, which contained an inadvertent typographical error. We intend to file an amendment to the Form 10-K, which contains an amended Item 9A(a) that will appear as follows.

Ms. Tracie Towner
Securities and Exchange Commission

ITEM 9A — CONTROLS AND PROCEDURES.
(a) Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting refers to a process designed by, or under the supervision of, the Chief Executive Officer and Chief Financial Officer and effected by the board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:
•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our board of directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.
Management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2008, using the framework set forth in the report of the Treadway Commission’s Committee of Sponsoring Organizations or COSO, Internal Control — Integrated Framework. The Public Company Accounting Oversight Board’s Auditing Standard No. 5 defines a material weakness as a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In conducting the aforementioned evaluation, we determined that the three material weaknesses in our internal control over financial reporting at December 31, 2007, have been fully remediated.
Based upon management’s evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our ~~disclosure controls and procedures~~ internal control over financial reporting, as defined in Rule 13a-15 under the Securities Act of 1934, was effective as of December 31, 2008.

Ms. Tracie Towner
Securities and Exchange Commission

* * * * *
In accordance with the request contained in your comment letter, the Company hereby acknowledges the following statements:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * * *
Should you require further clarification of any of the issues raised in this letter, please contact Kevin Paprzycki at (719) 448-8020. We respectfully request that the Staff let us know at their earliest convenience if we can be of any further assistance.

Sincerely,

/s/ Kevin A. Paprzycki

Name:	Kevin A. Paprzycki
Title:	Chief Financial Officer
Westmoreland Coal Company